___________________________________________________________________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________

SCHEDULE 13E-3/A
(Rule 13e-100)

(Amendment No. 1)

TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER
____________________________

CENTRAL FREIGHT LINES, INC.
(Name of the Issuer)

CENTRAL FREIGHT LINES, INC.
NORTH AMERICAN TRUCK LINES, LLC
GREEN ACQUISITION COMPANY
JERRY MOYES
ROBERT V. FASSO AND
JERRY MOYES AS TRUSTEE OF THE JERRY AND VICKIE MOYES
FAMILY TRUST, DATED DECEMBER 11, 1987
(Name of Person(s) Filing Statement)

Common Stock, $0.001 par value per share
(Title of Class of Securities)
153491105
(CUSIP Number of Class of Securities)

Robert V. Fasso Central Freight Lines, Inc. 5601 West Waco Drive Waco, Texas 76710 (480) 361-5295	Jerry Moyes North American Truck Lines, LLC 2710 E. Old Tower Road Phoenix, Arizona 85034 (601) 225-3712	Jerry Moyes Green Acquisition Company 2710 E. Old Tower Road Phoenix, Arizona 85034 (601) 225-3712

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Person(s) Filing Statement)

Copies to:

Jeffrey T. Haughey, Esq. Blackwell Sanders Peper Martin LLP 4801 Main Street, Suite 1000 Kansas City, Missouri 64112 (816) 983-8000	David J. Routh Scudder Law Firm, P.C., L.L.O. 411 South 13th Street Second Floor Lincoln, Nebraska 68508 (402) 435-3223	Stephen F. Arcano Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000	Karen Ciupak McConnell Law Offices of Fennemore Craig 3003 N. Central Ave., Ste. 2600 Phoenix, Arizona 85012 (602)916-5307

___________________________________________________________________________________________________________________________________________
This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$28,850,202.75	$3,087.00
__________________________________________________________________________________________________________________________

(1)	Calculated solely for the purposes of determining the filing fee.

(2)	The filing fee is calculated on the basis of $107.00 per $1,000,000 of the aggregate transaction value.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$3,087.00	Filing Party:	Central Freight Lines, Inc.

Form or Registration No.:	Schedule 14A	Date Filed:	April 17, 2006

INTRODUCTION

This Amendment No. 1 to Rule 13E-3 Transaction Statement on Schedule 13E-3 (“Schedule 13E-3/A”) is being filed jointly by Central Freight Lines, Inc., a Nevada corporation (“Central”), North American Truck Lines, LLC, a Nevada limited liability company (“Parent”), Green Acquisition Company, a Nevada corporation (“Purchaser”), Jerry Moyes (“Mr. Moyes”), Robert V. Fasso (“Mr. Fasso”), and Jerry Moyes as trustee of the Jerry and Vickie Moyes Family Trust, dated December 11, 1987 (the “Family Trust” and with Mr. Moyes, the “Affiliated Continuing Investors”), in connection with the Agreement and Plan of Merger, dated as of January 30, 2006, as amended from time to time, by and among Central, Parent and Purchaser (the “Merger Agreement”). Central, Mr. Fasso, Purchaser, Parent and the Affiliated Continuing Investors are referred to herein as the “Filing Persons.” If the Merger Agreement is approved by Central's stockholders, Purchaser will merge with and into Central, with Central continuing as the surviving corporation (the “Merger”). Each issued and outstanding share of Central common stock held by the Affiliated Continuing Investors and, to the extent that it agrees to continue as a stockholder of Central, the Moyes Children's Trust, dated December 14, 1992 ("Children's Trust") shall remain issued and outstanding shares of Central. In the Merger, each issued and outstanding share of Central common stock (other than shares held by the Affiliated Continuing Investors and the Children's Trust) will be converted into the right to receive the merger consideration of $2.25 per share in cash, without interest. Each issued and outstanding share of the Purchaser common stock shall be converted into the number of issued and outstanding shares of the surviving corporation equal to the quotient obtained by dividing (i) the difference between (A) all of the issued and outstanding shares of Central common stock immediately prior to the effective time of the Merger and (B) the number of shares of Central common stock held by the Affiliated Continuing Investors and, as a result of its expected decision to continue as a stockholder of Central, the Children's Trust, by (ii) the number of issued and outstanding shares of the Purchaser common stock immediately prior to the effective time of the Merger. At the effective time of the Merger, each option to purchase Central common stock granted under any stock option plan established by Central for the benefit of its employees and outside directors and outstanding immediately prior to the consummation of the Merger, will become fully vested and exercisable at that time. Each holder of options to purchase Central common stock with an exercise price below $2.25 (other than options held by Mr. Moyes and Mr. Fasso) including each director and executive officer of Central, will receive in cash the difference between the exercise price and $2.25 multiplied by the number of shares of common stock subject to that option in consideration for the cancellation of that option. The stock options owned by Mr. Fasso will be amended pursuant to his negotiations with Mr. Moyes. Each holder of options with an exercise price equal to or greater than $2.25, including directors and executive officers of Central, will receive $0.01 multiplied by the number of shares subject to that option in consideration for the cancellation of that option. A copy of the Merger Agreement has been filed by Central as Annex A to the preliminary proxy statement of Central (as amended, the “Preliminary Proxy Statement”), which is filed as Exhibit (a)(i) to this Transaction Statement.

Concurrently with the filing of this Schedule 13E-3/A, Central is filing under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Preliminary Proxy Statement, as amended, pursuant to the definitive version of which Central’s board of directors will be soliciting proxies from stockholders of Central in connection with the merger. The information set forth in the Preliminary Proxy Statement, including all annexes thereto, is hereby incorporated herein by this reference, and the responses to each item in this Schedule 13E-3/A are qualified in their entirety by the information contained in the Preliminary Proxy Statement and the annexes thereto.

All information in, or incorporated by reference in, this Schedule 13E-3/A and/or the Preliminary Proxy Statement concerning Central has been supplied by Central. All information in this Schedule 13E-3 and/or the Preliminary Proxy Statement concerning Purchaser has been supplied by Purchaser. The information contained in this Schedule 13E-3/A and/or the Preliminary Proxy Statement concerning each Filing Person other than Central and Purchaser was supplied by each such Filing Person and no other Filing Person, including Central and Purchaser, takes responsibility for the accuracy of any information not supplied by such Filing Person. As of the date hereof, the Preliminary Proxy Statement is in preliminary form and is subject to completion or further amendment.

The answers set forth below indicate the location in the Proxy Statement of the information required to be included in this Schedule 13E-3/A. Unless otherwise noted, all cross references below are to headings and subheadings in the text of, or annexes to, the Proxy Statement without reference to the form of Proxy or Notice of Annual Meeting. The information in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference as set forth below. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Proxy Statement.

Item 1. Summary Term Sheet. The information set forth in the section of the Proxy Statement entitled “SUMMARY TERM SHEET” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The information set forth in the section of the Proxy Statement entitled “THE PARTIES TO THE MERGER AGREEMENT” is incorporated herein by reference.

(b) Securities. The information set forth in the section of the Proxy Statement entitled “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the section of the Proxy Statement entitled “MARKET FOR THE COMMON STOCK” is incorporated herein by reference.

(d) Dividends. The information set forth in the section of the Proxy Statement entitled “MARKET FOR THE COMMON STOCK” is incorporated herein by reference.

(e) Prior Public Offerings. The information set forth in the section of the Proxy Statement entitled “MARKET FOR THE COMMON STOCK” is incorporated herein by reference.

(f) Prior Stock Purchases. Not applicable.

Item 3. Identity and Background of Filing Person.

(a) Name and Address. The information set forth in the sections of the Proxy Statement entitled “THE PARTIES TO THE MERGER AGREEMENT,” “CONTROLLING PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CENTRAL, NATL AND GREEN - Background of Named Persons,” “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” and “CORPORATE GOVERNANCE - Executive Officers of Central” is incorporated herein by reference.

(b) Business and Background of Entities. The information set forth in the sections of the Proxy Statement entitled “THE PARTIES TO THE MERGER AGREEMENT” and “CONTROLLING PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CENTRAL, NATL AND GREEN - Background of Named Persons” is incorporated herein by reference.

(c) Business and Background of Natural Persons. The information set forth in the sections of the Proxy Statement entitled “CONTROLLING PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CENTRAL, NATL AND GREEN - Background of Named Persons,” “CORPORATE GOVERNANCE - Executive Officers of Central,” “PROPOSAL THREE - ELECTION OF DIRECTORS” and “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms. The information set forth in the sections of the Proxy Statement entitled “GENERAL INFORMATION,” “THE MERGER AGREEMENT - The Merger,” “SUMMARY TERM SHEET - The Merger and Related Transactions,” “SUMMARY TERM SHEET - The Merger Consideration,” “THE MERGER AGREEMENT - Conversion of Securities,” “SPECIAL FACTORS - Reasons for the Merger,” “SPECIAL FACTORS - Agreements with the Affiliates,” “QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE ANNUAL MEETING OF STOCKHOLDERS,” “SUMMARY TERM SHEET - Central’s Stockholders Must Approve the Merger,” THE MERGER AGREEMENT - Conditions Precedent to the Merger,” “SUMMARY TERM SHEET - Effects of the Merger and Related Transactions,” “THE MERGER AGREEMENT - Stock Options,” “SPECIAL FACTORS - Accounting Treatment,” “Special Factors - NOL Carryforwards” and “SPECIAL FACTORS - U.S. Federal Income Tax Consequences of the Merger” is incorporated herein by reference.

(c) Different Terms. The information set forth in the sections of the Proxy Statement entitled “SUMMARY TERM SHEET - Effects of the Merger and Related Transactions,” “SPECIAL FACTORS - Conflicts of Interest and Other Interests of Certain Persons in the Merger and Certain Relationships,” “SPECIAL FACTORS - Agreements with the Affiliates,” “THE MERGER AGREEMENT - Conversion of Securities” and “THE MERGER AGREEMENT - Stock Options” is incorporated herein by reference is incorporated herein by reference.

(d) Appraisal Rights. The information set forth in the section of the Proxy Statement entitled “QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE ANNUAL MEETING OF STOCKHOLDERS” is incorporated herein by reference.

(e) Provisions for Unaffiliated Security Holders. None.

(f) Eligibility for listing or trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions. The information set forth in the sections of the Proxy Statement entitled “CONTROLLING PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CENTRAL, NATL AND GREEN - Past Contacts, Transactions and Negotiations,” “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS” and “EXECUTIVE COMPENSATION - Employment Agreements” is incorporated herein by reference.

(b) Significant Corporate Events. The information set forth in the sections of the Proxy Statement entitled “SPECIAL FACTORS - Background of the Merger” and “CONTROLLING PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CENTRAL, NATL AND GREEN - Past Contacts, Transactions and Negotiations” is incorporated herein by reference.

(c) Negotiations or Contacts. The information set forth in the sections of the Proxy Statement entitled “SPECIAL FACTORS - Background of the Merger” and “CONTROLLING PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CENTRAL, NATL AND GREEN - Past Contacts, Transactions and Negotiations” is incorporated herein by reference.

(e) Agreements Involving the Subject Company’s Securities. None.

Item 6. Purposes of the Transaction and Plans or Proposals.

(b) Use of Securities Acquired. The information set forth in the section of the Proxy Statement entitled “THE MERGER AGREEMENT - Conversion of Securities” is incorporated herein by reference.

(c) Plans. The information set forth in the sections of the Proxy Statement entitled “THE MERGER AGREEMENT - Articles of Incorporation and By-Laws; Directors and Officers,” “SPECIAL FACTORS - Position of NATL, Green, Mr. Fasso and the Affiliated Continuing Investors Regarding the Merger,” “CONTROLLING PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CENTRAL, NATL AND GREEN - Plans or Proposals” is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

(a) Purposes. The information set forth in the sections of the Proxy Statement entitled “SPECIAL FACTORS - Background of the Merger,” “SPECIAL FACTORS - Reasons for the Merger - The increased challenges faced by us” and “SPECIAL FACTORS - Reasons for the Merger - Other factors” is incorporated herein by reference.

(b) Alternatives. The information set forth in the sections of the Proxy Statement entitled “SPECIAL FACTORS - Background of the Merger” and “SPECIAL FACTORS - Reasons for the Merger - Our process was designed to help ensure that the recommendations was fair to the Unaffiliated Security Holders” is incorporated herein by reference.

(c) Reasons. The information set forth in the sections of the Proxy Statement entitled “SPECIAL FACTORS - Background of the Merger,” “SPECIAL FACTORS - Reasons for the Merger - The increased challenges faced by us,” “SPECIAL FACTORS - Reasons for the Merger - Other factors” and “SPECIAL FACTORS - Conduct of Central’s Business if the Merger is Not Completed” is incorporated herein by reference.

(d) Effects. The information set forth in the sections of the Proxy Statement entitled “QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE ANNUAL MEETING OF STOCKHOLDERS,” “SUMMARY TERM SHEET - Effects of the Merger and Related Transactions,” “THE MERGER AGREEMENT - Stock Options,” “THE MERGER AGREEMENT - Exchange of Certificates,” “THE MERGER AGREEMENT - Articles of Incorporation and By-Laws; Directors and Officers,” ‘SPECIAL FACTORS - Agreements with the Affiliates,” “SPECIAL FACTORS - NOL Carryforwards” and “SPECIAL FACTORS - U.S. Federal Income Tax Consequences of the Merger” is incorporated herein by reference.

Item 8. Fairness of the Transaction.

(a) Fairness. The information set forth in the sections of the Proxy Statement entitled “QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE ANNUAL MEETING OF STOCKHOLDERS,” “SUMMARY TERM SHEET - Recommendation of our Board,” “SPECIAL FACTORS - Recommendation of our Board and Fairness of the Merger” and “SPECIAL FACTORS - Position of NATL, Green, Mr. Fasso and the Affiliated Continuing Investors” is incorporated herein by reference.

(b)  Factors Considered in Determining Fairness. The information set forth in the sections of the Proxy Statement entitled “SUMMARY TERM SHEET - Factors Considered by the Board and the Special Committee,” “SPECIAL FACTORS - Reasons for the Merger - Our process,” “SPECIAL FACTORS - Reasons for the Merger - The value of the bid by Mr. Moyes and NATL to our stockholders,” “SPECIAL FACTORS - Reasons for the Merger - The increasing challenges faced by us,” “SPECIAL FACTORS - Reasons for the Merger - Other factors,” “SPECIAL FACTORS - Reasons for the Merger - The terms of the Merger Agreement,” “SPECIAL FACTORS - Reasons for the Merger - Procedural safeguards,” “SPECIAL FACTORS - Reasons for the Merger - The risks and other potentially negative factors,” “SPECIAL FACTORS - Reasons for the Merger - Liquidation value considered in determining fairness,” “SPECIAL FACTORS - Reasons for the Merger - Consideration of the special factors by the Special Committee and the Board in evaluating the Merger,” “SPECIAL FACTORS - Opinion of Central’s Financial Advisor” and “SPECIAL FACTORS - Position of NATL, Green, Mr. Fasso and the Affiliated Continuing Investors” is incorporated herein by reference.

(c) Approval of Security Holders. The information set forth in the section of the Proxy Statement entitled “QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE ANNUAL MEETING OF STOCKHOLDERS,” “SUMMARY TERM SHEET - Central’s Stockholders Must Approve the Merger” and “THE MERGER AGREEMENT - Conditions Precedent to the Merger” is incorporated herein by reference.

(d)  Unaffiliated Representatives. The information set forth in the sections of the Proxy Statement entitled “SPECIAL FACTORS - Reasons for the Merger - Procedural safeguards” is incorporated herein by reference.

(e)  Approval of Directors. The information set forth in the sections of the Proxy Statement entitled “QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE ANNUAL MEETING OF STOCKHOLDERS,” “SUMMARY TERM SHEET - Recommendation of our Board” and “SPECIAL FACTORS - Recommendation of our Board and Fairness of the Merger” is incorporated herein by reference.

(f) Other Offers. None.

Item 9. Reports, Opinions, Appraisals and Negotiations.

(a) Report, Opinion or Appraisal. The information set forth in the sections of the Proxy Statement entitled “SUMMARY TERM SHEET - Morgan Keegan’s Fairness Opinion” and “SPECIAL FACTORS - Opinion of Central’s Financial Advisor” is incorporated herein by reference.

(b)  Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the sections of the Proxy Statement entitled “SUMMARY TERM SHEET - Morgan Keegan’s Fairness Opinion” and “SPECIAL FACTORS - Opinion of Central’s Financial Advisor” is incorporated herein by reference.

(c) Availability of Documents. The opinion of Morgan Keegan & Company, Inc., attached as Annex B to the Proxy Statement, is incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the section of the Proxy Statement entitled “SPECIAL FACTORS - Source and Amount of Funds” is incorporated herein by reference.

(b)  Conditions. The information set forth in the section of the Proxy Statement entitled “SPECIAL FACTORS - Source and Amount of Funds” is incorporated herein by reference.

(c)  Expenses. The information set forth in the section of the Proxy Statement entitled “SPECIAL FACTORS - Fees and Expenses” is incorporated herein by reference.

(d)  Borrowed Funds. The information set forth in the section of the Proxy Statement entitled “SPECIAL FACTORS - Source and Amount of Funds” is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the section of the Proxy Statement entitled “SECURITIES OWNERSHIP” and “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the section of the Proxy Statement entitled “CONTROLLING PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CENTRAL, NATL AND GREEN - Recent Transactions in Central Common Stock” is incorporated herein by reference.

Item 12. The Solicitation or Recommendation.

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the sections of the Proxy Statement entitled “SUMMARY TERM SHEET - Central’s Stockholders Must Approve the Merger,” “SPECIAL FACTORS - Reasons for the Merger” and “SPECIAL FACTORS - Opinion of Central’s Financial Advisor” is incorporated herein by reference.

(e)  Recommendations of Others. The information set forth in the sections of the Proxy Statement entitled “SUMMARY TERM SHEET - Recommendations of our Board,” “SPECIAL FACTORS - Recommendation of our Board and Fairness of the Merger” and “SPECIAL FACTORS - Position of NATL, Green, Mr. Fasso and the Affiliated Continuing Investors Regarding the Merger” is incorporated herein by reference.

Item 13. Financial Statements.

(a) Financial Information. The information set forth in the sections of the Proxy Statement entitled “CENTRAL FREIGHT LINES, INC. SELECTED FINANCIAL DATA” is incorporated herein by reference.

(b) Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the section of the Proxy Statement entitled “GENERAL INFORMATION - Costs of Solicitation” is incorporated herein by reference.

(b)  Employees and Corporate Assets. The information set forth in the section of the Proxy Statement entitled “GENERAL INFORMATION - Costs of Solicitation” is incorporated herein by reference.

Item 15. Additional Information.

(b) Other Material Information. None.

Item 16. Exhibits. See the Exhibit Index immediately following the signature page.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CENTRAL FREIGHT LINES, INC.

/s/ Robert V. Fasso
Name: Robert V. Fasso
Title: Chief Executive Officer and President
Date: June 19, 2006

NORTH AMERICAN TRUCK LINES, LLC

/s/ Jeff A. Shumway
Name: Jeff A. Shumway
Title: Manager
Date: June 19, 2006

GREEN ACQUISITION COMPANY

/s/ Jeff A. Shumway
Name: Jeff A. Shumway
Title: President
Date: June 19, 2006

JERRY MOYES

/s/ Jerry Moyes
Name: Jerry Moyes
Date: June 19, 2006

ROBERT V. FASSO

/s/ Robert V. Fasso
Name: Robert V. Fasso
Date: June 19, 2006

THE JERRY AND VICKIE MOYES FAMILY TRUST, DATED DECEMBER 11, 1987

/s/ Jerry Moyes
Jerry Moyes, as Trustee under the Jerry and Vickie Moyes Family Trust, dated December 11, 1987
Date: June 19, 2006

Exhibit Number	Description
(a)(i)	Preliminary Proxy Statement, together with Form of Proxy and Notice of Annual Meeting, as amended, filed with the SEC by Central on June 19, 2006, incorporated herein by reference.

(a)(ii)	Current Report on Form 8-K containing Press Release issued April 3, 2006, incorporated herein by reference.

(a)(iii)	Quarterly Report on Form 10-Q for the fiscal year ended April 1, 2006, incorporated herein by reference.

(a)(iv)	Current Report on Form 8-K containing Press Release issued January 30, 2006, incorporated herein by reference.

(a)(v)	Annual Report on Form 10-K for the fiscal year ended December 31, 2005, incorporated herein by reference.

(c)(i)	Morgan Keegan & Company, Inc. Fairness Opinion dated as of January 30, 2006, as set forth as Annex B to the Proxy Statement which is incorporated herein by reference.

(c)(ii)*	Presentation of Morgan Keegan & Company, Inc. to the Special Committee of Central’s Board of Directors, dated as of January 19, 2006.

(c)(iii)**	Presentation of Morgan Keegan & Company, Inc. to the Special Committee of Central’s Board of Directors on January 5, 2006.

(d)	Agreement and Plan of Merger by and among Central, NATL and Green dated as of January 30, 2006, as set forth as Annex A to the Proxy Statement which is incorporated herein by reference.

* Previously filed.
** Filed herewith.